UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 5, 2025
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of UBS supplementary information

for significant regulated subsidiaries and sub-groups

for
the second quarter of 2025, which appears

immediately following this page.

UBS Group significant

regulated subsidiary

and sub-group information
Second quarter

2025

Significant regulated subsidiary and sub-group

information

2
Significant regulated subsidiary
and sub-group information
Unaudited

Financial and

regulatory key

figures for our

significant regulated

subsidiaries

and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas
Holding LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 30.6.25 31.3.25 30.6.25 31.3.25 30.6.25 31.3.25 30.6.25 31.3.25
1
30.6.25 31.3.25
Financial information
2
Income statement
Total operating income
3
11,483 12,040 9,269
4
3,956 2,756
4
3,215 354 347 4,159 4,567
Total operating expenses 10,621 10,701 3,610 3,521 2,236 2,419 340 310 4,126 4,348
Operating profit / (loss) before tax 862 1,339 5,659 434 520 796 14 37 32 219
Net profit / (loss) 1,198 1,035 5,683 409 441 663 (2) 30 547 331
Balance sheet
Total assets 1,671,814 1,547,489 1,003,436 938,573 518,866 518,544 61,063 54,463 205,747 210,803
Total liabilities

1,576,960 1,450,367 914,230 848,944 495,612 491,592 56,975 49,858 178,268 183,825
Total equity 94,854 97,123 89,206 89,629 23,254 26,952 4,088 4,605 27,479 26,978
Capital
5
Common equity tier 1 capital

69,829

70,756

73,178

70,980

21,470

21,596
2,995 3,424 16,152 16,236
Additional tier 1 capital

18,656

18,325

18,656

18,325

7,994

7,995
600 600 2,822 2,817
Total going concern capital / Tier 1 capital

88,485

89,081

91,834

89,305

29,463

29,590
3,595 4,024 18,974 19,053
Tier 2 capital

196

205

193

204
190 205
Total capital 3,595 4,024 19,164 19,258
Total gone concern loss-absorbing capacity

93,502

93,705

93,499

93,703

19,148

19,248
2,505
6
2,527
6
7,800
7
7,800
7
Total loss-absorbing capacity

181,987

182,786

185,333

183,009

48,611

48,838
6,100 6,551 26,774
7
26,853
7
Risk-weighted assets and leverage
ratio denominator
5
Risk-weighted assets

498,327

481,539

516,479

514,897

168,701

174,610
14,590 14,387 77,244 79,345
Leverage ratio denominator

1,660,097

1,565,845

964,000

935,496

549,690

551,716
61,706 55,615 199,196 204,960
Supplementary leverage ratio denominator 231,603 234,346
Capital and leverage ratios (%)
5
Common equity tier 1 capital ratio

14.0

14.7

14.2
8

13.8

12.7

12.4

20.5

23.8

20.9

20.5
Going concern capital ratio / Tier 1 capital ratio

17.8

18.5

17.8

17.3

17.5

16.9

24.6

28.0

24.6

24.0
Total capital ratio

24.6

28.0

24.8

24.3
Total loss-absorbing capacity ratio

36.5

38.0

28.8

28.0

41.8

45.5

34.7

33.8
Tier 1 leverage ratio

5.8

7.2

9.5

9.3
Supplementary tier 1 leverage ratio

8.2

8.1
Going concern leverage ratio

5.3

5.7

9.5

9.5

5.4

5.4
Total loss-absorbing capacity leverage ratio

11.0

11.7

8.8

8.9

9.9

11.8

13.4

13.1
Gone concern capital coverage ratio

118.2

125.1
Liquidity coverage ratio
5
High-quality liquid assets (bn) 358.9 318.9 177.4 150.5 111.9 111.2 20.0 18.7 29.0 28.2
Net cash outflows (bn) 200.1 176.9 75.7 66.0 81.1 81.2 14.5 13.4 22.6 21.2
Liquidity coverage ratio (%) 179.4 180.3 235.5
9
229.2 138.1
10
137.1 138.9 140.4 127.9 132.9
Net stable funding ratio
5
Total available stable funding (bn) 892.4 853.7 421.3 410.5 354.6 355.0 17.8 18.6 104.9 107.9
Total required stable funding (bn) 738.1 695.2 435.5 418.7 275.9 276.3 13.7 13.2 79.0 80.5
Net stable funding ratio (%) 120.9 122.8 96.7
11
98.1 128.6
11
128.5 130.0 140.5 132.8 134.0
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn)
12
3 3
1 Comparative figures have

been restated to align

with the regulatory reports as

submitted to the European

Central Bank (the ECB).

2 The financial information

disclosed does not represent

a full set of financial
statements under the

respective GAAP /

IFRS Accounting Standards.

3 The total

operating income includes

credit loss expense

or release.

4 UBS decided

to consolidate the

Wealth Management International
business and the Global Financial Intermediaries business booked in Switzerland in UBS AG to further

optimize Group legal and operational structures and

to address regulatory considerations. In the

second quarter
of 2025, the beneficial

ownership of the respective heritage

UBS businesses booked in

UBS Switzerland AG was

transferred from UBS Switzerland

AG to UBS AG,

with effect from 1 January

2025. The transfer

was
made in the form of a dividend in

kind amounting to USD 126m (CHF 100m), reflecting

the net asset value of the

business in scope. UBS Switzerland

AG will continue to manage the

businesses under a contractual
relationship with UBS

AG until the

completion of the

legal transfer,

which is expected

to take

place in 2028,

and will continue

to recognize the

underlying Wealth Management

International and Global

Financial
Intermediaries assets and liabilities until then. UBS AG’s

share of the net profits of USD 368m (CHF 292m) for

the first half of 2025 is reflected in Fee

and commission income for UBS AG and in Fee

and commission
expense for UBS Switzerland AG, both within Operating

income.

5 Refer to the UBS Group and significant regulated subsidiaries and sub-groups 30 June 2025 Pillar 3 Report, available under “Pillar 3 disclosures”
at ubs.com/investors,

for more

information.

6 Consists of

positions that

meet the

conditions laid

down in

Art. 72a–b of

the Capital

Requirements Regulation

II with

regard to

contractual, structural

or legal
subordination.

7 Consists of eligible long-term debt that meets the conditions specified in 12 CFR § 252.162 of the final total loss-absorbing capacity (TLAC) rules. TLAC is the sum of tier 1 capital and eligible long-
term debt.

8 On a standalone basis

as of 30 June 2025,

UBS AG’s phase-in

CET1 capital ratio was

14.2%, based on risk

weights of 235% and

340% for Swiss and foreign

participations, respectively.

These risk
weights will increase to 250%

and 400% for Swiss

and foreign participations, respectively,

in a phased manner

until 1 January 2028, contributing

to UBS AG’s

fully applied CET1 capital ratio

of 13.2%.

9 In the
second quarter

of 2025,

the liquidity

coverage ratio

(the LCR)

of UBS AG

was 235.5%,

remaining above

the prudential

requirements communicated

by FINMA.

10 In the

second quarter

of 2025,

the LCR

of
UBS Switzerland AG, which is a Swiss SRB,

was 138.1%, remaining above the prudential

requirement communicated by FINMA in connection

with the Swiss Emergency Plan.

11 In accordance with Art. 17h para.
3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

12 Under certain circumstances,

the Swiss Banking Act and FINMA’s

Banking Insolvency Ordinance authorize FINMA to

modify, extinguish or convert to

common equity liabilities of a bank in
connection with a resolution or insolvency of

such bank. As of 30 June 2025,

the amount consists of a joint and

several liability of UBS Switzerland AG for contractual obligations of UBS

AG related to the establishment
of UBS Switzerland AG (CHF 2.1bn), and a joint and several liability of UBS Switzerland AG in connection with the international

covered bonds program of UBS AG (CHF 0.5bn) which

was fully collateralized through
cash deposits from UBS AG.

Significant regulated subsidiary and sub-group

information

3
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and

UBS AG have contributed a

significant portion of

their respective capital
to,

and

provide

substantial

liquidity

to,

such

subsidiaries.

Many

of

these

subsidiaries

are

subject

to

regulations
requiring compliance

with minimum

capital, liquidity

and similar requirements.

The tables in

this section summarize
the

regulatory

capital

components

and

capital

ratios

of

our

significant

regulated

subsidiaries

and

sub-groups
determined under the regulatory framework of

each subsidiary’s or sub-group’s home jurisdiction.
Supervisory authorities

generally have

discretion to

impose higher

requirements or

to otherwise

limit the

activities of
subsidiaries. Supervisory authorities also may require

entities to measure capital and

leverage ratios on a stressed

basis
and may

limit the

ability of

an entity

to engage

in new

activities or

take capital

actions based

on the

results of

those tests.
In August 2024, the Federal Reserve

Board assigned UBS Americas Holding LLC a stress

capital buffer (an SCB) of
9.3%

as

of

1 October

2024

(previously

9.1%)

under

the

Federal

Reserve

Board’s

SCB

rule,

resulting

in

a

total
common equity tier 1 capital

requirement of 13.8%. The

SCB for our

US-based intermediate holding company is
based on the previously

released results of the Federal

Reserve Board’s 2024 Dodd–Frank Act Stress

Test (DFAST),
where UBS Americas

Holding LLC exceeded

the minimum

capital requirements

under the severely

adverse scenario.
Additional information

on the

above entities

will be

provided in

the UBS

Group and

significant regulated

subsidiaries
and

sub-groups

30

June

2025

Pillar 3

Report,

which

will

be

available

under

“Pillar 3

disclosures”

at
ubs.com/investors

on 28 August 2025.
Credit Suisse International
(standalone)
All values in million, except where indicated USD
Financial and regulatory requirements
IFRS Accounting Standards
UK regulatory rules
As of or for the quarter ended 30.6.25 31.3.25
Financial information
1
Income statement
Total operating income
2
56 44
Total operating expenses 107 152
Operating profit / (loss) before tax (51) (108)
Net profit / (loss) (55) (92)
Balance sheet
Total assets 27,505 34,030
Total liabilities

20,328 26,783
Total equity 7,177 7,247
Capital
3
Common equity tier 1 capital 6,734 6,816
Additional tier 1 capital 0 0
Total going concern capital / Tier 1 capital 6,734 6,816
Tier 2 capital 0 0
Total capital 6,734 6,816
Total gone concern loss-absorbing capacity 0 0
Total loss-absorbing capacity 6,734 6,816
Risk-weighted assets and leverage ratio

denominator
3
Risk-weighted assets 7,046 9,332
Leverage ratio denominator 19,754 23,341
Capital and leverage ratios (%)
3
Common equity tier 1 capital ratio 95.6 73.0
Going concern capital ratio / Tier 1 capital ratio 95.6 73.0
Total capital ratio 95.6 73.0
Total loss-absorbing capacity ratio 95.6 73.0
Tier 1 leverage ratio 34.1 29.2
Going concern leverage ratio
Total loss-absorbing capacity leverage ratio 34.1 29.2
Liquidity coverage ratio
3
High-quality liquid assets (bn) 12.4 14.0
Net cash outflows (bn) 3.5 4.1
Liquidity coverage ratio (%) 361.4 361.8
Net stable funding ratio
3
Total available stable funding (bn) 11.0 14.0
Total required stable funding (bn) 4.2 6.1
Net stable funding ratio (%) 266.1 241.8
1 The financial information disclosed does not represent a full set of financial statements under the respective GAAP / IFRS Accounting Standards.

2 The total operating income includes credit loss expense or release.

3 Refer to the UBS Group and significant regulated subsidiaries and sub-groups 30 June 2025 Pillar 3 Report, available under “Pillar 3 disclosures”

at ubs.com/investors, for more information.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Number

333-283672), and

on Form

S-8 (Registration

Numbers 333-200634;

333-200635; 333-200641;
333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-272975),

and

into

each
prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding

offering circular

or
similar document issued

or authorized by

UBS AG that

incorporates by reference

any Forms 6-K

of UBS AG

that
are incorporated into

its registration statements filed

with the SEC,

and (3) the

base prospectus of

Corporate Asset
Backed Corporation (“CABCO”)

dated June 23, 2004

(Registration Number 333-111572), the Form

8-K of CABCO
filed and

dated June

23, 2004

(SEC File

Number 001-13444),

and the

Prospectus Supplements

relating to

the CABCO
Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration

Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:_/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By:_/s/ Ella Copetti-Campi_____________
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By:_/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By:_/s/ Ella Copetti-Campi_____________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

August 5, 2025